Exhibit 15.1

Generation Income Properties, Inc. Announces

2020 Year-End Financial Results

For Immediate Release

Tampa, FL, March 12th, 2021 – Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) today announced its 2020 year-end results.

Key Year End 2020 Operating and Financial Highlights:

•	Revenues from operations increased approximately $1.8 million over the prior year to approximately $3.5 million

•	Portfolio was 100% occupied throughout the year and all tenants paid contractual rents on time

•	Approximately $1.1 million of cash remained on hand as of December 31, 2020

•	Net loss attributable to shareholders was approximately $1.8 million as compared to the prior year loss of $1.5 million

•	Core Funds from Operations (“Core FFO”) was approximately $285 thousand as compared to approximately negative $283 thousand in the prior year

•	Cash distribution of $0.325 per share was authorized for common stockholders as of record date March 15, 2021

CEO David Sobelman

“By focusing on adding additional assets to grow the portfolio, we are confident our results will continue to trend in a positive direction,” said founder and CEO David Sobelman. “Through the consistent guidance from both our Board and leadership, we will strive to provide strong growth for our shareholders.”

Financial Results

Revenue

During the twelve-month period ended December 31, 2020, total revenues from operations were approximately $3.5 million as compared to $1.7 million for the twelve-month period ended December 31, 2019. Revenues increased $1.8 million due to three additional properties generating revenue for the full twelve-month period and the addition of one property in November 2020.

Operating Expenses

During the twelve-month periods ending December 31, 2020 and 2019, we incurred total expenses of approximately $4.9 million and $2.7 million, respectively.

During the twelve-month periods ended December 31, 2020 and 2019, general, administrative and organizational costs (“GAO”) was $919 thousand for 2020 and $937 thousand for 2019. The $18 thousand decrease in expenses is due in part to a $220 thousand decrease in a non-cash expense (issuance of 15,299 shares to an underwriter) for consulting services in the prior year and a $81 thousand decrease in legal fees as the result of lower costs associated with applying to be quoted on the OTCQB Venture Market offset in part by increased accounting and auditing fees of $163 thousand, insurance costs of 77 thousand and a $43 thousand increase of other expenses.

During the twelve-month periods ended December 31, 2020 and 2019, we incurred building expenses of approximately $711 thousand and $266 thousand, respectively. The increase is due to the additional properties which were owned for a full twelve months in 2020 versus only three months in 2019. The majority of these expenses were reimbursed by the tenant.

During the twelve-month periods ended December 31, 2020 and 2019, we incurred depreciation and amortization expense of approximately $1.5 million and $666 thousand, respectively. The increase in depreciation expense is due to twelve months of activity for three properties acquired during 2019.

During the twelve-month periods ended December 31, 2020 and 2019, we incurred interest expense on debt and the amortization of debt issuance costs of approximately $1.4 million and $683 thousand, respectively. The increase in interest expense incurred is primarily the result of increased debt primarily associated with the additional properties purchased in 2019 and 2020.

For the twelve months ended December 31, 2019, we agreed to pay a $85,000 settlement to a developer to terminate an agreement which had allowed for the opportunity to develop single-tenant, net lease buildings throughout the U.S. over the next several years. The Company decided to terminate this agreement due to the inability to agree to terms on the development of individual locations.

During the twelve-month periods ended December 31, 2020 and 2019, we incurred compensation costs of approximately $382 thousand and $108 thousand, respectively. The increase is reflective of additional personnel hires and their related compensation for the twelve-month period in 2020.

Income Tax Benefit

We did not record an income tax benefit for the twelve-months ended December 31, 2020 or 2019 because we have been in a net loss situation since inception and have recorded a valuation allowance to offset any tax benefits generated by the operating losses.

Net Income Attributable to Non-controlling Interests

During the twelve-month period ended December 31, 2020, net income attributable to non-controlling interest was approximately $487 thousand as compared to a net income of $494 thousand for the twelve months ended December 31, 2019.

Net Loss Attributable to Shareholders

During the twelve-month periods ended December 31, 2020 and 2019, we generated a net loss attributable to our shareholders of approximately $1.8 million versus a net loss of $1.5 million, respectively.

Core Funds From Operations

Core FFO for the twelve months ended December 31, 2020 and 2019 was $285 thousand and negative $283 thousand, respectively; a $568 thousand improvement over the prior year comparable period. Core FFO is a non-GAAP financial measure. A reconciliation of Core FFO to GAAP net income is included in the schedules attached hereto.

Distributions

On February 26, 2021, our board of directors authorized a $.325 per share cash distribution for shareholders of record of the Company’s common stock as of March 15, 2021. David Sobelman, our president, founder and owner of approximately 39% of the Company’s common stock outstanding as of the record date, waived his right to receive a distribution for this period. The Company will also pay the Non-Controlling Redeemable Interest in the Operating Partnership $.325 per unit.

Company Contact:

Generation Income Properties Inc.

ir@gipreit.com

Tel (813) 448-1234

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused primarily on freestanding, single-tenant commercial retail, office and industrial net lease properties located mostly in major United States cities.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the company’s business, GIPREIT.COM financial condition, and results of operations. Some of these risks and uncertainties are identified in the company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Generation Income Properties, Inc.

Consolidated Balance Sheet

	As of December 31,	As of December 31,
	2020	2019

Assets

Investment in real estate
Property	$37,352,447	$35,462,653
Tenant improvements	482,701	482,701
Acquired lease intangible assets	3,014,149	2,858,250
Less accumulated depreciation and amortization	(2,317,454)	(864,898)
Total investments	38,531,843	37,938,706
Cash and cash equivalents	937,564	974,365
Restricted cash	184,800	424,000
Deferred Rent asset	126,655	65,102
Prepaid expenses	134,165	78,008
Deferred financing costs	614,088	590,990
Accounts Receivable	75,794	73,848
Escrow deposit and other assets	75,831	10,607
Total Assets	$40,680,740	$40,155,626

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$118,462	$82,937
Accrued expenses	406,125	473,545
Acquired lease intangible liability, net	415,648	525,144
Insurance payable	40,869	55,200
Deferred rent liability	188,595	89,599
Note Payable - related party	1,100,000	1,900,000
Mortgage loans, net of unamortized discount of $689,190 and $182,255 at December 31, 2020 and December 31, 2019, respectively	28,356,571	26,397,547
Total liabilities	30,626,270	29,523,972

Redeemable Non-Controlling Interests	8,684,431	8,198,251

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 576,918 shares issued and outstanding at December 31, 2020 and 525,250 at December 31, 2019	5,770	5,253
Additional paid-in capital	5,541,411	4,773,639
Accumulated deficit	(4,177,142)	(2,345,489)
Total Generation Income Properties, Inc. stockholders’ equity	1,370,039	2,433,403

Total Liabilities and Stockholders’ Equity	$40,680,740	$40,155,626

Generation Income Properties, Inc.

Consolidated Statements of Operations

	Three Months ended December 31, (Unaudited)		Twelve Months ended December 31,
	2020	2019	2020	2019

Revenue
Rental income	$890,309	$873,858	$3,520,376	$1,730,871

Expenses
General, administrative and organizational costs	229,656	179,681	919,316	937,109
Building expenses	176,499	184,024	711,446	266,113
Depreciation and amortization	368,639	359,312	1,452,556	665,675
Interest expense, net	339,353	291,906	1,400,129	682,889
Other expenses	—	—	—	85,000
Compensation costs	123,662	27,059	381,544	108,430
Total expenses	1,237,809	1,041,982	4,864,991	2,745,216
Net Loss	$(347,500)	$(168,124)	$(1,344,615)	$(1,014,345)

Less: Net income attributable to Non-controlling interest	152,320	449,112	487,038	493,521
Net Loss attributable to Generation Income Properties, Inc.	$(499,820)	$(617,236)	$(1,831,653)	$(1,507,866)

Total Weighted Average Shares of Common Shares Outstanding	553,005	525,250	532,281	503,989

Basic and Diluted Loss Per Share Attributable to Common Stockholder	$(0.90)	$(1.18)	$(3.44)	$(2.99)

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows

	Twelve Months Ended December 31,
	2020	2019
OPERATING ACTIVITIES
Net loss	$(1,344,615)	$(1,014,345)
Adjustments to reconcile net loss to cash provided by (used in) operating activities
Depreciation	1,041,222	488,828
Amortization of acquired lease intangible assets	411,334	176,847
Amortization of debt issuance costs	134,898	72,424
Amortization of below market leases	(109,496)	(39,461)
Stock award compensation	101,645	321,328
Changes in operating assets and liabilities
Account receivables	(1,946)	(73,848)
Escrow Deposit and Other assets	(65,224)	(9,095)
Deferred rent asset	(61,553)	(47,094)
Prepaid expense	(56,157)	(68,158)
Accounts payable	35,525	4,712
Accrued expenses	72,030	(164,936)
Deferred rent liability	98,996	89,599
Net cash provided by (used in) operating activities	256,659	(263,199)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	(272,849)	(16,714,947)
Escrow deposits for purchase of properties	—	110,000
Net cash used in investing activities	(272,849)	(16,604,947)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of stock	1,000,000	1,000,000
Proceeds from issuance of redeemable interest	—	1,200,000
Proceeds from related party loan	—	1,900,000
Mortgage loan borrowings	11,287,500	16,884,140
Mortgage loan repayments	(10,108,205)	(88,376)
Mortgage loan repayments - related party	(800,000)	—
Deferred financing costs paid in cash	(215,248)	(128,654)
Stock costs paid in cash	—	(124,200)
Debt issuance costs paid in cash	(589,133)	(168,800)
Insurance financing borrowings	189,153	59,891
Insurance financing repayments	(203,484)	(4,691)
Distribution on redeemable non-controlling interests	(487,038)	(261,334)
Distributions paid on common stock	(333,356)	(245,776)
Redemption of redeemable preferred equity	—	(2,397,821)
Net cash generated from (used in) financing activities	(259,811)	17,624,379
Net Increase (Decrease) in Cash	(276,001)	756,233
Cash and cash equivalents and restricted cash - beginning of period	1,398,365	642,132
Cash and cash equivalents and restricted cash - end of period	$1,122,364	$1,398,365

CASH TRANSACTIONS
Interest Paid	1,245,012	593,903
NON-CASH TRANSACTIONS
Operating partnership units issued for property acquisitions	486,180	6,998,251
Debt assumed related to asset acquisition	1,286,664	—
Deferred financing cost incurred on account	224,000	462,337
Deferred distribution on redeemable non-controlling interest	—	207,812

Non-GAAP Financial Measures

Our reported results are presented in accordance with GAAP. We also disclose funds from operations (FFO) and adjusted funds from operations (AFFO) both of which are non-GAAP financial measures. We believe these two non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

FFO and AFFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as GAAP net income or loss adjusted to exclude extraordinary items (as defined by GAAP), net gain or loss from sales of depreciable real estate assets, impairment write-downs associated with depreciable real estate assets and real estate related depreciation and amortization, including the pro rata share of such adjustments of unconsolidated subsidiaries. To derive AFFO, we modify the NAREIT computation of FFO to include other adjustments to GAAP net income related to non-cash revenues and expenses such as amortization of deferred financing costs, amortization of capitalized lease incentives, above- and below-market lease related intangibles, non-cash stock compensation, and non-cash compensation. Such items may cause short-term fluctuations in net income but have no impact on operating cash flows or long-term operating performance. We use AFFO as one measure of our performance when we formulate corporate goals.

FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other companies.

We also use Core FFO and Core AFFO to adjust for non-capitalized costs incurred by the Company in relation to initial public company status and costs incurred with up-listing to Nasdaq. These costs will typically include non-cash stock compensation, consulting fees to investment banks, consultants for advice for public company status, non-recurring litigation expenses and distribution on redeemable non-controlling interest OP Units. Core FFO and Core AFFO may not be comparable to similarly titled measures employed by other companies.

The following table reconciles net income (which we believe is the most comparable GAAP measure) to FFO and AFFO:

	Three Months Ended December 31 (Unaudited)		Twelve Months Ended December 31
	2020	2019	2020	2019

Net Loss attributable to Generation Income Properties, Inc.	$(499,820)	$(334,196)	$(1,831,653)	$(1,507,866)
Depreciation and amortization	368,639	359,312	1,452,556	665,675
Funds From Operations	(131,181)	25,116	(379,097)	(842,191)

Amortization of deferred financing costs	28,688	23,293	134,898	72,424
Distribution on redeemable non-controlling interests OP Units	122,469	—	367,408	—
Settlement costs	—	—	—	85,000
Public company consulting fees	10,000	30,000	60,000	80,000
Non-cash stock compensation	27,307	8,331	101,645	321,328
Adjustments From Operations	188,464	61,624	663,951	558,752

Core Funds From Operations	$57,283	$86,740	$284,854	$(283,439)

Net Loss attributable to Generation Income Properties, Inc.	$(499,820)	$(334,196)	$(1,831,653)	$(1,507,866)
Depreciation and amortization	368,639	359,312	1,452,556	665,675
Amortization of deferred financing costs	28,688	23,293	134,898	72,424
Above-and below-market lease related intangibles	(27,373)	(27,374)	(109,496)	(39,461)
Adjustments From Operation	369,954	355,231	1,477,958	698,638
Adjusted Funds From Operations	(129,866)	21,035	(353,695)	(809,228)

Distribution on redeemable non-controlling interests OP Units	122,469	—	367,408	—
Non-cash stock compensation	27,307	8,331	101,645	321,328
Public company consulting fees	10,000	30,000	60,000	80,000
Settlement costs	—	—	—	85,000

Adjustments From Operations	159,776	38,331	529,053	486,328
Core Adjusted Funds From Operations	$29,910	$59,366	$175,358	$(322,900)